Exhibit 4.10

FIRST AMENDMENT

TO THE

ONLINE RESOURCES CORPORATION

AMENDED AND RESTATED

2005 RESTRICTED STOCK AND OPTION PLAN

(as amended and restated November 24, 2009)

THIS FIRST AMENDMENT (the “First Amendment”) to the Online Resources Corporation Amended and Restated 2005 Restricted Stock and Option Plan (the “Plan”), approved by the Board of Directors of Online Resources Corporation (the “Corporation”), is effective as of the Effective Date noted below (the “Effective Date”).

W I T N E S S E T H:

WHEREAS, the Corporation sponsors and maintains the Plan, and pursuant to Section 8.1 thereof, the Board has the right to amend the Plan at any time; and

WHEREAS, the Corporation wishes to amend the plan at this time for the purpose of expanding the number of shares of stock which may be issued under the Plan pursuant to Awards, and for other purposes;

NOW, THEREFORE, the Plan is hereby amended as follows effective as of the Effective Date noted below (which is the date on which this Second Amendment was approved by the Board):

I.

A new subsection (d) of Section 6.1 of the Plan is amended to read as follows:

(d) Buyout Provisions. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Awards which are Options or SARs may not be amended to reduce the Option Price of outstanding Options or SARs or cancel, exchange, substitute, buyout, replace or surrender outstanding Options or SARs in exchange or substitution for cash, other Awards or Options or SARs with an Option Price that is less than the Option Price of the original Options or SARs without stockholder approval (and any other approval requirements that may apply in the judgment of the Administrator in its sole discretion).

II.

Subsection (f) of Section 6.3 of the Plan is amended to read as follows:

(f) Buyout Provisions. Subject to Section 6.1(d) of this Plan, the Administrator may at any time offer to buy out an Option in exchange for a payment in cash or Shares based on such terms and conditions as the Administrator shall establish and communicate to a Participant at the time that such offer is made.

III.

Subsection (f) of Section 6.4 of the Plan is amended to read as follows:

(f) Buyout Provisions. Subject to Section 6.1(d) of this Plan, the Administrator may at any time offer to buy out a SAR in exchange for a payment in cash or Shares based on such terms and conditions as the Administrator shall establish and communicate to a Participant at the time that such offer is made.

IV.

Section 9.4 of the Plan is amended to read as follows:

9.4 Purchase Offer. Subject to Section 6.1(d) of this Plan, the Administrator may offer to purchase, for cash or Shares, any Award granted hereunder and such offer to purchase any Award shall be on such terms and conditions as the Administrator establishes and communicates to the Participant at the time the offer is extended to the Participant.

V.

All other provisions of the Plan not inconsistent herewith are hereby confirmed and ratified.

The Effective Date for this First Amendment is April 23, 2012.

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